

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via Facsimile
Kim R. Cocklin
President and Chief Executive Officer
Atmos Energy Corporation
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, TX 75240

   Re: **Atmos Energy Corporation**
      Form 10-K for Fiscal Year Ended September 30, 2011
      Filed November 22, 2011
      File No. 1-10042

Dear Mr. Cocklin:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief